UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

GenMark Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

372309 104

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Christopher Gleeson
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 807,733 (1)(2)
	6.	Shared voting power 0
	7.	Sole dispositive power 807,733 (1)(2)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 807,733 (1)(2)
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 1.9% (3)
12.	Type of reporting person IN

(1)	Includes 694,993 shares held by the Gleeson Family Trust. Mr. Gleeson is the trustee of the Gleeson Family Trust and has sole voting and dispositive power over the shares.
(2)	Includes options to purchase 95,886 shares of common stock held by the Gleeson Family Trust, which are currently exercisable or exercisable within 60 days of February 18, 2014.
(3)	Based on 41,520,465 shares outstanding based on information provided by Issuer on December 31, 2013.

1.	Names of reporting persons Gleeson Family Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 797,200 (1)
	6.	Shared voting power 0
	7.	Sole dispositive power 797,200 (1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 797,200 (1)
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 1.9%
12.	Type of reporting person OO

(1)	Includes options to purchase 95,886 shares of common stock held by the Gleeson Family Trust, which are currently exercisable or exercisable within 60 days of February 18, 2014.

Item 1(a).	Name of Issuer:

GenMark Diagnostics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Office:

5964 La Place Court

Carlsbad, CA 92008

Item 2(a).	Name of Persons Filing:

Christopher Gleeson

Gleeson Family Trust

Item 2(b).	Address of Principal Business Office of Persons Filing:

411 10th Street

Del Mar, CA 92014

Item 2(c).	Citizenship of Place of Organization of Persons Filing:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

372309 104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

There are 41,520,465 shares of the Issuer’s common stock outstanding based on information provided by Issuer as of December 31, 2013. The ownership percentages stated below are based upon this amount of outstanding shares.

Mr. Gleeson, a director of the Issuer, is the trustee of the Gleeson Family Trust and may be deemed to have voting and investment power over the 694,993 shares of the Issuer’s common stock directly held by the Gleeson Family Trust and options to purchase 95,886 shares of the Issuer’s common stock held by the Gleeson Family Trust. Mr. Gleeson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(a)

Amount beneficially owned by Mr. Gleeson: 807,733 shares

Amount beneficially owned by Gleeson Family Trust: 797,200 shares

(b)

Percent of class owned by Mr. Gleeson: 1.9%

Percent of class owned by Gleeson Family Trust: 1.9%

(c)

Number of shares as to which Mr. Gleeson has:

(i) Sole power to vote or to direct the vote: 807,733

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 807,733

(iv) Shared power to dispose or to direct the disposition of : 0

Number of shares as to which Gleeson Family Trust has:

(i) Sole power to vote or to direct the vote: 797,200

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 797,200

(iv) Shared power to dispose or to direct the disposition of : 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2014

/s/ Christopher Gleeson
Christopher Gleeson

Gleeson Family Trust.

By:	/s/ Christopher Gleeson
Name:	Christopher Gleeson
Title:	Trustee